March 31, 2005
Mr. Carlos Pacho
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Ms. Inessa Berenbaum
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE: Lighting Science Group Corporation
Form 10-KSB for the fiscal year ended Decembers 31, 2004
Filed February 9, 2005
File No. 0-20354

Dear Mr. Pacho and Ms. Berenbaum:

Thank you for speaking with Ed Turner, Larry Yurcho, and me on Friday, March 25, 2005 about the matters contained in the letter dated March 18, 2005 from the SEC to Lighting Science Group Corporation. Mr. Turner and Mr. Yurcho are partners with the independent accounting firm of Turner, Stone & Company, the independent auditors for Lighting Science Group Corporation. This letter will respond to the questions and comments raised in the above-referenced letter and will summarize our understanding of the discussion last Friday.

To facilitate the discussion, I have reproduced your comments prior to our response.

COMMENT #1
Financial Statements

1.
We note that you have not presented audited pre-emergence comparative financial statements for the period January 1 through September 26, 2003. We understand that paragraph 40 of SOP 90-7 states that comparative financial statements that straddle a confirmation date should not be presented. However, as footnote 2 of that paragraph indicates, it is the staff’s position to require the presentation of predecessor financial statements. We would not object if you presented those statements in far right hand column after “cumulative from September 26, 2003 through December 31, 2004,” separating the predecessor financial statements column with a bold face line. Please revise or advise.

RESPONSE:
It was our opinion at the time the 2004 financial statements were prepared (and it is still our opinion) that to include the activity from January 1 through September 25, 2003 would not “enhance the overall disclosure in [the] filing.” In fact, the last sentence of footnote 2 of paragraph 40 of SOP 90-7 states, “Attempts to disclose and explain exceptions that affect comparability would likely result in reporting that is so unwieldy it would not be useful.” This seemed particularly relevant to the situation of Lighting Science Group Corporation because the line of business of the company prior to the confirmation of the plan of reorganization was home healthcare, whereas the line of business subsequent to the confirmation of the plan of reorganization became the manufacturing and distribution of LED light bulbs.

However, we now understand that it is the position of the SEC that such financial information should be presented. Therefore, we will include this information in an amended Form 10-KSB and present it in the manner described in your comment above.

A request was made by Larry Yurcho for additional time beyond the 10-day period noted in the initial letter. Mr. Yurcho noted that the additional time would be needed to allow the audit report to be completed for the financial statements covering this time period. Mr. Pacho granted an extension to April 30, 2005. We assume this means that the deadline for filing an amended Form 10-KSB is April 30, 2005.

COMMENT #2
Acquisition-related intangible assets

2.	We note your intellectual property is being amortized over twenty years beginning June 1, 2004. Tell us how you determined its useful life.

RESPONSE:
As the comment correctly noted, the intellectual property is being amortized over twenty years. One of the reasons that twenty years was selected as the useful life is that the life of a utility patent issued by the United States Patent and Trademark Office is twenty years. At the time that Lighting Science Group Corporation (known as The Phoenix Group Corporation at that time) acquired Lighting Science, Inc., four provisional patent applications had been filed on the intellectual property. The intent was to file final patents to replace the provisional patent applications as soon after the acquisition date (June 1, 2004) as possible. Those final patents were filed within the first 120 days after the acquisition of the intellectual property. Page 7 of the report entitled Identifiable Intangible Assets, Market Value Report as of June 1, 2004 issued by the independent valuation firm of Brownstone Associates also notes that the life of a patent is twenty years.

There is no credible evidence to suggest that the life of the intellectual property covered by the patents will be less than twenty years. Although no one can predict the future, it is our belief that the income stream from products based upon light emitting diode technology will, in fact, exceed twenty years. Incandescent lighting was developed over 125 years ago, and it is still the most popular form of lighting around the world. However, if a newer technology is developed that diminishes the value of the intellectual property, the annual impairment testing will take this into account, and the remaining value of the intellectual property will be adjusted accordingly at that time.

For the reason stated above, we chose twenty years as the useful life of the intellectual property because the life of a patent was the most objective measure of the useful life, and it was also the shortest of the alternatives that we considered.

COMMENT #3
Impairment

3.
We note your reorganization value in excess of amounts allocable to identifiable assets of $2,793,224 and that in accordance with FAS 142 the reorganization value is treated the same as goodwill and is not amortized. The circumstances giving rise to this reorganization value were created from the bankruptcy of the company prior to the acquisition of Lighting Science, Inc. We also note that as of the date of your report, the Company continues with its plans to develop and sell products based upon the technology acquired in the acquisition of Lighting Science. Based on the above information and per paragraph 36 of FAS 142, it appears that you have two reporting units, one for the company’s assets prior to the acquisition of Lighting Science, Inc. and one for Lighting Science, Inc. assets acquired on June 1, 2004. Tell us and disclose how you have tested reorganization value, specifically addressing the two-step approach, and the reporting unit used. Please revise or advise.

RESPONSE:
As a preface to this response, it is important to note that on December 23, 2004 The Phoenix Group Corporation announced that it was changing its name to Lighting Science Group Corporation by means of a parent/subsidiary merger with its wholly owned subsidiary, Lighting Science, Inc. Pursuant to a resolution approved by the board of directors, The Phoenix Group Corporation filed a certificate of merger with the office of the Secretary of State of Delaware to complete the merger of Lighting Science with and into The Phoenix Group Corporation and the name change. The merger was effective January 1, 2005. Thus, as of January 1, 2005, the name of the registrant is Lighting Science Group Corporation (hereinafter referred to as “LSGC”), and it has no actively operating subsidiaries.

How the reorganization value was tested: The reorganization value of $2,793,224 was originally determined as of the date the plan of reorganization was deemed effective (September 26, 2003). The methodology to arrive at this amount was detailed in Note 2 to the audited financial statements for the period September 26 through December 31, 2003. Those financial statements were presented in Form 10-KSB for the year ended December 31, 2003, which was filed with the SEC.

The reorganization value in excess of amounts allocable to identifiable assets arose as a result of the structure of the reorganized entity that was approved by the creditors of The Phoenix Group Corporation in the Chapter 11 bankruptcy proceedings during 2003. The creditors voted to allow a debt instrument owned by Match, Inc. (a company owned by a revocable trust controlled by the chairman and chief executive officer of The Phoenix Group Corporation) to remain in place and to survive the bankruptcy proceedings. The creditors placed significant value on the experience of existing management and the contacts that management had within the local community and the national business community. The nature of that intangible asset was characterized as “reorganization value in excess of amounts allocable to identifiable assets” with an implicit value of $2,793,224 as of the effective date of the plan of reorganization (September 26, 2003). This item is tantamount to an intangible asset as defined in SOP 90-7 and treated the same as goodwill.

The acquisition of Lighting Science, Inc. on June 1, 2004 created additional intangible assets on the books of LSGC (known at that time as The Phoenix Group Corporation). As detailed in Note 2 to the financial statements presented in Form 10-QSB for the quarter ended June 30, 2004, total intangible assets acquired in the acquisition of Lighting Science , Inc. amounted to $2,421,097. This brought the total of intangible assets on the consolidated balance sheet of The Phoenix Group Corporation to approximately $5.2 million as of June 30, 2004.

All of LSGC’s intangible assets relate to the manufacturing and sale of lighting products, which is its only reporting unit (and also its only operating segment). This acquisition did not affect in any way the company’s reporting structure as contemplated within the context of SFAS No. 142, paragraph 36. From the time of the bankruptcy reorganization through the current date the company has only one operating segment, as defined in paragraph 10 of SFAS No. 131, and its reporting structure at this time does not consist of any level below this one operating segment.

No additional intangible assets were acquired during the quarter ended September 30, 2004. To comply with FAS 142, the Phoenix Group Corporation engaged the services of the independent valuation firm of Brownstone Associates to determine the market fair value of the intangibles of the consolidated entity — The Phoenix Group Corporation being the parent and Lighting Science, Inc. being the subsidiary.

To test impairment, we considered the guidance provided in SFAS No. 142 for the reorganization value and goodwill acquired in the Lighting Science, Inc. acquisition and we considered the guidance provided in SFS No. 144 for the amortization of intangible assets comprised of patents and a non-compete agreement.

Pursuant to SFAS No. 142, we compared the fair value of the reorganization value and Lighting Science, Inc. goodwill with their carrying values and noted that the fair values, as determined by an independent business valuation firm, exceeded the carrying values of these assets.

Pursuant to SFAS No. 144, we compared the undiscounted cash flow expected to result from the use and eventual disposition of the patents and the non-compete agreement with their carrying values and noted that the undiscounted cash flow expected to result exceeded the carrying values. It was this same undiscounted cash flow that was used in the independent business valuation referred to in the preceding paragraph.

The two-step approach and the reporting unit used: The valuation was performed based upon one reporting unit, Lighting Science, Inc., because that is the only reporting unit to which fair value can be ascribed. Said another way, using a relative fair value allocation approach would have assigned all of the goodwill and intangible assets to one reporting unit. Thus, the two-step approach detailed in Paragraph 37 of FAS 142 was not utilized.

Based upon the analysis summarized in their written report dated December 21, 2004, the opinion of Brownstone Associates, Incorporated was that the market value of the intangible assets as of September 30, 2004 could reasonably be stated to be $14,900,000. This amount was almost three times larger than the book value (approximately $5.2 million) of the intangible assets. Therefore, no impairment was deemed to have occurred with respect to the intangible assets.

COMMENT #4
Item 8A. Controls and Procedures

4.
We note your statement that your chief executive officer and your chief financial officer “have concluded that adequate internal controls and systems are in place to alert management to matters that require disclosure to appropriate reporting authorities.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective (emphasis added). Please amend your Form 10-KSB to comply with the disclosure requirements of Item 307 of Regulation S-B. That is, your must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures (emphasis added).

RESPONSE:
The following paragraph was included in Item 8A. Controls and Procedures of Form 10-KSB filed on February 9, 2005:

The principal executive officer and the principal financial officer of the Company have reviewed the Company’s disclosure controls and procedures and have concluded that adequate internal controls and systems are in place to alert management to matters that require disclosure to appropriate reporting authorities.

The following paragraph was inadvertently omitted from Item 8A. It will be included in the amended Form 10-KSB to be filed pursuant to discussions covered by this letter.

The Company’s principal executive officer and principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that, based on the evaluation of these controls and procedures, the Company’s disclosure controls and procedures were effective.

OTHER MATTERS
In response to the closing portion of your letter dated March 18, 2005, Lighting Science Group Corporation hereby provides the following acknowledgments:

•	Lighting Science Group Corporation is responsible for the adequacy and accuracy of the disclosure in the filings that it makes to the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Lighting Science Group Corporation may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for the time that you spent discussing these matters with Ed Turner, Larry Yurcho, and me. In addition to the physical address of the company, I can be reached at 214-382-3647 (office), 214-382-3631 (fax), or via email at mike.poss@lsgc.com.

Sincerely,

/s/ J. Michael Poss
J. Michael Poss
Chief Financial Officer

cc: Mr. Reginald Norris
Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
(with respect to Comment #4)

cc: Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
(with respect to Comments #1 - #4)